Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, July 19, 2019

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, August 2, 2019 to discuss its 2019 second quarter results, which will be announced after the close of markets on Thursday, August 1 and will be available at that time on its website www.fairfax.ca.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 369-2013 (Canada and U.S.) or 1 (517) 308-9087 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, August 16, 2019.  The replay may be accessed at (866) 351-2787 (Canada and U.S.) or 1 (203) 369-0057 (International).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development and Chief Financial Officer at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946